FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED: DECEMBER 31, 2005

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from: ___________ to _____________

Commission file no.: 019774

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: United Retail Group Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: United Retail Group, Inc., 365 West Passaic Street, Rochelle Park, NJ 07662

SIGNATURES

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 27, 2006	UNITED RETAIL GROUP RETIREMENT SAVINGS PLAN
By: /s/ JON GROSSMAN Jon Grossman, Chairman of the Administrative Committee

EXHIBIT LIST

Exhibit No.	Description
23	Consent of Amper, Politziner & Mattia PC
99	Financial Statements of Retirement Savings Plan